Exhibit 99.3

Deloitte LLP 939 Granville Street Vancouver, BC V6Z 1L3 Canada Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

November 15, 2021

To:	British Columbia Securities Commission

Ontario Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Financial Services Regulation Division, Newfoundland and Labrador

Nova Scotia Securities Commission

Office of the Superintendent of Securities Office (Prince Edward Island)

Dear Sirs/Mesdames:

Re:   Perpetua Resources Corp. (the "Company")

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the information contained in the Company's Notice of Change of Auditor(the “Notice”) dated November 15, 2021, and based on our knowledge of such information at this time, we agree with the information contained in the Notice as it relates to Deloitte LLP.

Yours very truly,

/s/ Deloitte LLP

Chartered Professional Accountants